EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED

PRICES US$1.2 BILLION IN 5, 10 AND 31 YEAR NOTES

CALGARY, ALBERTA – JANUARY 10, 2008 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on January 10, 2008, it priced US$400 million principal amount of 5.15% unsecured notes due February 1, 2013, US$400 million principal amount of 5.90% unsecured notes due February 1, 2018 and US$400 million principal amount of 6.75% unsecured notes due February 1, 2039 which have been sold to investors in the United States. The 5.15% unsecured notes were sold at a price of 99.971% per note to yield 5.156% to maturity. The 5.90% unsecured notes were sold at a price of 99.675% per note to yield 5.943% to maturity. The 6.75% unsecured notes were sold at a price of 99.853% per note to yield 6.761% to maturity.

Net proceeds from the sale of the notes will be used to repay bank indebtedness. Citi (as Global Coordinator), Banc of America Securities LLC, Deutsche Bank Securities Inc., and J.P. Morgan Securities Inc. acted as joint book running managers for the offering. RBC Capital Markets acted as Lead Manager. BMO Capital Markets, BNP PARIBAS, CIBC World Markets, Daiwa Securities America Inc., Fortis Securities LLC, Lazard Capital Markets, Mizuho International plc, Scotia Capital and SOCIETE GENERALE acted as co-managers.

The sale of the notes was issued under the Company’s short form base shelf prospectus dated September 25, 2007.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Canadian Natural has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Canadian Natural has filed with the SEC for more complete information about Canadian Natural and this offering. A copy of the prospectus supplement and accompanying prospectus relating to these securities may be obtained from Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 (toll-free: 1-877-858-5407), or from J.P. Morgan Securities Inc., 1 Chase Manhattan Plaza, Floor 5B, New York, NY 10081(collect: 1-212-834-4533).

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.